# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SunLink Health Systems, Inc., CIK 0000096793
CUSIP: 867370102
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 900 Circle 75 Parkway, Suite 690, Atlanta, Georgia (GA), 30339
Date of event which requires filing of this statement: 01/07/2025
Amends the filing with accession number 0000950144-01-004854
Filed by CIK 0001137608
Persons authorized to receive notices and communications: Robert M. Thornton, Jr., 900 Circle 75 Parkway, Suite 690, Atlanta, Georgia (GA), 30339, 770-933-7000

## Reporting persons
- Robert M. Thornton, Jr. (CIK 0001137608): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 559,562; shared voting power 0; sole dispositive power 559,562; shared dispositive power 0; aggregate amount beneficially owned 559,562 (7.95% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: SunLink Health Systems, Inc.
Address of issuer's principal executive offices: 900 Circle 75 Parkway, Suite 690, Atlanta, Georgia (GA), 30339
Comment: This filing relates to the beneficial ownership of shares of the no par value common shares (the "Common Shares") of SunLink Health Systems, Inc., a Georgia corporation (the "Company") whose principal executive offices are located at 900 Circle 75 Parkway, Suite 690, Atlanta, Georgia 30339. This Amendment No. 9 to Schedule 13D (the "Amendment") is being filed to update the beneficial ownership information and the information contained Item 5 of the original Schedule 13D filed by the undersigned with the Securities and Exchange Commission on April 5, 2001, as amended by Amendment No. 1 filed January 4, 2002, Amendment No. 2 filed May 20, 2003, Amendment No. 3 filed January 14, 2004, Amendment No. 4 filed July 28, 2011, Amendment No. 5 filed January 22, 2018, Amendment No. 6 filed September 27, 2019, Amendment No. 7 filed July 20, 2023, and Amendment No. 8 filed November 13, 2023 (collectively, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meanings as set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Robert M. Thornton, Jr.
Residence or business address: 900 Circle 75 Parkway, Suite 690, Atlanta, GA 30339
Present principal occupation or employment: Mr. Thornton is the Chairman and Chief Executive Officer of the Company, whose address is 900 Circle 75 Parkway, Suite 690, Atlanta, GA 30339.
Criminal convictions in the last five years: Neither Mr. Thornton nor CareVest Capital, LLC ("CareVest"), the record holder of Common Shares of which Mr. Thornton is the sole beneficial owner, as further described below, has been convicted in a criminal proceeding during the last five years.
Civil proceedings (securities laws) in the last five years: Neither Mr. Thornton nor CareVest has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Thornton is a citizen of the United States. CareVest is a limited liability company organized and existing under the laws of the State of Georgia.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The transaction giving rise to this Amendment did not involve a purchase by Mr. Thornton.

## Item 4. Purpose of Transaction
Purpose of transaction:
Because Mr. Thornton is an officer and director of the Company, his ownership of securities of the Company may be viewed as having the purpose of exercising substantial influence over the management, business and affairs of the Company. Each Reporting Person may make (i) purchases of Common Shares of the Company in the open market or in private transactions or in connection with the exercise of options to acquire Common Shares ("Options") or (ii) dispositions of Common Shares of the Company in the open market or in private transactions or dispositions of options in connection with the lapse or exercise of such Options depending on the Reporting Person's evaluation of the Company's business, prospects and financial condition, the market for and relative value of the Common Shares, other opportunities available to the Reporting Person including but not limited to transactions proposed by the Company pursuant to approval of its board of directors, general economic and market conditions, and other future developments. Neither Reporting Person, however, has any timetable or pre-arranged plan relating to additional purchases of the Company's securities. Except as otherwise indicated in this Item 4, neither Reporting Person has any present plans or proposals with respect to the Company that relate to, or would result in, any of the actions specified in clauses (a) through (j) of Item 4 of this Schedule 13D except as specified below. Notwithstanding the foregoing, each Reporting Person may at any time and from time to time, and reserves the right to, acquire additional securities of the Issuer, dispose of any such securities of the Company or formulate plans or proposals regarding the Company or its securities, to the extent deemed advisable by the Reporting Person in light of the Company's business, announced plans, market conditions or other factors that may have the effects described in clauses (a) through (j) of Item 4 of this Schedule 13D.

Neither Mr. Thornton nor CareVest currently has any plans or proposals which relate to or would result in:

(a) the acquisition of additional securities of the Company, or the disposition of securities of the Company except as may be result from the consummation of the Proposed Merger defined in the succeeding clause (b);

(b) an extraordinary corporate transaction, such as a merger (in which the Company may or may not be the surviving corporation), reorganization or liquidation, involving the Company or any of its subsidiaries, except that Mr. Thornton has concluded and continues to believe that the Company needs to expand if it is to continue as a public corporation and should therefore, among other things, actively pursue, and the Reporting Persons support its pursuance of, one or more extraordinary corporate transactions to expand the Company's business., any of which may involve a merger or consolidation with a compatible third party, Accordingly, the Reporting Persons support the merger of the Company with and into Regional Health Properties, Inc. in accordance with the terms of the Merger Agreement (the "Proposed Merger") announced by joint press release on January 6, 2025. Should this transaction for any reason not be consummated, the Reporting Persons intend to continue to encourage the Company actively to explore and/or continue to explore, among other things, one or more such possible merger or other combination transactions on terms believed favorable to the Company and its shareholders;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, except that the Reporting Persons support and encourage the Company's disposition of one or more of its underperforming subsidiaries shares or assets when the opportunity to do so arises on terms believed favorable to the Company and its shareholders. Accordingly, the reporting Persons supported the action of the Board of Directors on November 10, 2023 when it approved the entering into of an agreement for the disposition of the subsidiary of the Company which owned and operated Trace Regional Hospital and associated nursing home and clinics which transaction was ultimately effected by a series of asset disposition transactions in the first second and last calendar quarters of 2024;

(d) any change in the present Board of Directors or management of the Company, except that the Reporting Person proposed and supported the July 20, 2023 election of Mr. Mark Stockslager, as the sixth Director of the Company's Board of Directors and support the changes to the board of directors contemplated to be made in connection with the Proposed Merger;

(e) any material change in the present capitalization or dividend policy of the Company, except as resulting from the consummation of the Proposed Merger;

(f) any other material change in the Company's business or corporate structure, except as resulting from the consummation of the Proposed Merger;

(g) changes in the Company's charter or by-laws or other actions which may impede the acquisition of control of the Company;

(h) any class of securities of the Company being delisted from a national securities exchange except as resulting from consummation of the Proposed Merger; or

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act as may result from the consummation of the Proposed Merger.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mr. Thornton beneficially owns 559,562 Common Shares. Of the beneficially owned Common Shares, 554,562 shares are held by CareVest which Mr. Thornton controls through his one hundred percent (100%) ownership of CareVest. Mr. Thornton is the sole beneficial owner of CareVest. Accordingly, to the extent Mr. Thornton and CareVest may be considered a group, CareVest has not separately filed.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Thornton possesses sole voting and dispositive power with respect to all of the 554,562 Common Shares of the Company beneficially owned by him.
Transactions in the class effected during the past sixty days: There were no transactions effected during the past sixty days by Mr. Thornton with respect to the Company's Common Shares.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except for Mr. Thornton's employment contract, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between either Mr. Thornton or CareVest, on the one hand, and any other Person, on the other hand, with respect to any securities of the Company except (i) as may result from consummation of the Proposed Merger and (ii) Mr. Thornton is a party to a SunLink Shareholder Support and Lock-Up Agreement dated January 3, 2025 pursuant to which all the Directors of SunLink, including Mr. Thornton, have agreed to support and vote in favor of the Proposed Merger.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: SunLink Shareholder Support and Lock-Up Agreement dated January 3, 2025, attached as Exhibit A.

## Signatures
- Robert M. Thornton, Jr.: /s/Robert M. Thornton, Jr., Robert M. Thornton, Jr. (01/09/2025)